NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES FIRST

QUARTER 2010 FINANCIAL AND OPERATING RESULTS

AND CONFIRMS MAY DISTRIBUTION

Calgary, AB – May 10, 2010 - Paramount Energy Trust (“PET” or the “Trust”) is pleased to release its financial and operating results for the first quarter of 2010.  PET’s natural gas price hedging program led the Trust to post strong funds flow for the first quarter of 2010 despite weak natural gas prices related to high gas storage levels and concerns about new supply. A copy of PET’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis (“MD&A”) for the three months ended March 31, 2010 and 2009 can be obtained through the Trust’s website at and SEDAR at www.sedar.com.

PET is also pleased to confirm that its distribution to be paid on June 15, 2010 in respect of income received by PET for the month of May 2010, for Unitholders of record on May 25, 2010, will be $0.05 per Trust Unit.  The ex-distribution date is May 20, 2010. The May distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $14.014 per Trust Unit.  PET reviews distributions on a monthly basis.  Future distributions are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities.

First Quarter Summary

•

Production measured 149.2 MMcfe/d in the first quarter of 2010, up 2 percent from 145.9 MMcfe/d in the fourth quarter of 2009. Production decreased from 167.1 MMcfe/d in the first quarter of 2009 as a result of restricted capital programs in 2009, non-core property dispositions and voluntary production shut-ins initiated in the second and third quarters of 2009, partially offset by the increase in production associated with the Profound acquisition and the subsequent development of the West Central assets and the Ukalta acquisition.

•

PET’s realized natural gas price increased 51 percent for the three months ended March 31, 2010 to $9.78 per Mcfe from $6.46 per Mcfe in 2009.  The increase in realized gas prices was due to realized gains on financial instruments totaling $56.4 million for the three months ended March 31, 2010 related to the early termination of PET’s AECO-based financial fixed price natural gas contracts for April through October 2010.

•

The Trust reported net earnings of $37.3 million ($0.29 per basic and diluted Trust Unit) for the first quarter of 2010 as compared to net earnings of $78.5 million ($0.69 per basic and diluted Trust Unit) during the same period in 2009.  Lower net earnings are due to a decrease in unrealized gains on financial instruments, from $95.1 million for the first quarter of 2009 to $16.7 million for the current quarter, partially offset by a $43.2 million increase in funds flow in 2010.  As of May 7, 2010, PET has an average of 98,000 Mcf/d hedged from April to December 2010 at an average of $5.40 per Mcf.  The current mark to market net value of the Trust’s forward natural gas sales positions is $77 million.

•

Funds flow increased to $84.4 million ($0.66 per Trust Unit) for the three months ended March 31, 2010 from $41.2 million ($0.36 per Trust Unit) in the 2009 period, primarily due to realized gains on financial instruments totaling $56.4 million during the first quarter.

•

Distributions payable for the first quarter of 2010 totaled $0.15 per Trust Unit, paid on February 16, March 15, and on April 15, representing a payout ratio of 22.7 percent of funds flow.

•

PET successfully completed the execution of a $38.3 million winter capital program during the first quarter of 2010 which included the drilling of 31 wells (28 net), extensive recompletion and workover programs, primarily focused in the Trust’s Northern district and West Central district, and $9.4 million in spending directed to PET’s natural gas storage project at Warwick.   Production additions from the winter program totaled approximately 14.0 MMcfe/d, the majority of which were onstream as of April 1, 2010.  Current production is 160 to 165 MMcfe/d.

•

PET has budgeted an additional $53 million for exploration and development expenditures over the final three quarters of 2010, targeting land purchases and other strategic expenditures including evaluation of the Trust’s new venture opportunities in west central Alberta.

•

PET completed the evaluation phase of its potential commercial gas storage project located north of Vegreville, Alberta.  The project targets a depleted gas reservoir proximal to the main Alberta gas transmission pipeline system and just south of the gas-consuming region of the Alberta oil sands.  Based on PET’s internal engineering estimates, the total cost of the project is projected to be $57.5 million including mineral rights and storage lease costs, the drilling completion and equipping of nine horizontal injection/withdrawal wells, compression and other facilities, of which $10.8 million was spent in 2009 and an additional $9.4 million was spent in the first three months of 2010. The Trust expects to finance the majority of the storage project through assignment of 8 Bcf of cushion gas reserves to a third party.

•

Acquisitions include the purchase of natural gas assets at Ukalta and Wostock in east central Alberta for $16.5 million, comprised of a purchase price of $17.5 million less approximately $1.0 million in drilling royalty credits received as part of the acquisition, including a $1.8 million deposit paid in 2009, and a $9.4 million deposit paid during the quarter in respect of a property acquisition closed on April 1, 2010.

•

On March 10, 2010 PET entered into an agreement to acquire oil and natural gas assets in the Edson area of west central Alberta for $126 million (the “Edson Acquisition”) which enhances PET’s expanding footprint in the Pembina-Carrot Creek-Edson area.  PET acquired 10.1 MMcfe/d of natural gas and liquids production (80 percent natural gas) as well as extensive gathering and processing infrastructure and undeveloped lands in a desirable multi-zone part of the Western Canadian Sedimentary Basin.  As part of the acquisition, PET has agreed to farm-in on 37 gross (31 net) of undeveloped Cardium rights in the area of which 22 net sections are believed by PET to be prospective for light oil.  The Edson Acquisition closed on April 1, 2010, and therefore production, funds flows and the purchase price have not been reflected in the Trust’s first quarter results, with the exception of the deposit paid on the acquisition.

•

In conjunction with the Edson Acquisition PET entered into an agreement to sell on a bought deal basis 10.5 million Subscription Receipts at a price of $4.75 each for gross proceeds of $50.0 million.  PET also granted the underwriters an option to purchase up to an additional 1.6 million of Subscription Receipts on the same terms which was exercised resulting in total proceeds of $57.5 million.  On closing of the Edson Acquisition on April 1, 2010 the Subscription Receipts were converted into 12.1 million Trust Units of PET.

Subsequent Events

•

Subsequent to the end of the first quarter, the Trust entered into agreements to sell four non-core properties for total proceeds of $36.2 million.  The properties currently produce 2.2 MMcfe/d (370 BOE/d) and were assigned proved plus probable reserves of 9.4 Bcfe at December 31, 2009, resulting in overall sale metrics of $97,800 per BOE/d of production and $3.85 per Mcfe ($23.10 per BOE) of reserves.  In addition to $29.1 million in cash which will be applied to reduce bank debt, the Trust received shares in a public oil and gas company valued at $7.1 million.  Two of the transactions closed in April and the two remaining transactions are expected to close in May.

•

PET announced on May 4, 2010 a public short form prospectus offering, on a bought deal basis, of $60 million of convertible unsecured junior subordinated debentures with an interest rate of 7.00% per annum, payable semi-annually on the last day of June and December commencing on December 31, 2010. The debentures will mature on December 31, 2015.  The debentures will be convertible at the holder’s option into units of the Trust at any time prior to the maturity date at a conversion price of $7.00 per Trust Unit.  The net proceeds of the offering will be used to repay $55.3 million of indebtedness of the Trust under the existing 6.25% convertible debentures due June 30, 2010 and the existing bank facility and for general corporate purposes. The offering is scheduled to close on May 26, 2010.

Outlook and Sensitivities

Incorporating the material events that have occurred subsequent to the end of the first quarter, the Edson Acquisition adding 10.1 MMcfe/d of production for a cost of $126 million, property dispositions for net cash proceeds of $29.1 million, the issuance of 12.1 million Trust Units for net proceeds of $54.3 million, and the issuance of $60 million in convertible debentures that will be used to repay the maturing $55.3 million convertible debentures on June 30, 2010,  the Trust has 141.3 million Trust Units outstanding, current production of 160 to 165 MMcfe/d, and bank debt net of the convertible debenture issuance and repayment of $290 million.

PET continues to actively manage its natural gas price risk. Natural gas prices in North America have weakened considerably since the beginning of 2010.  The Trust remains cautious with respect to near term natural gas prices as impacted by strong supply from shale gas plays in the United States, increased LNG supply, weak industrial gas demand due to the economic recession and recent strength in the Canadian dollar.  PET closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Trust’s forward price exposure to meet PET’s strategy of protecting the level of the Trust’s monthly distributions and managing the balance sheet, enhancing or protecting the economics of acquisitions and capital programs, and capitalizing on perceived market anomalies.  As at May 7, 2010, the current actual and forward market for natural gas for April through December 2010 is $3.87 per GJ at AECO.

The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.05 per Trust Unit for 2010 at certain AECO natural gas price levels, incorporating the Trust’s current financial hedges and physical forward sales contracts, closing of the Edson Acquisition on April 1, 2010, capital expenditures of $82 million and related production additions (excluding additional capital spending on the Warwick gas storage project, project financing and related cash flow), closing of the previously announced non-core asset dispositions for $36 million, operating costs of $105 million, cash general and administrative expenses of $33 million and an interest rate on bank debt of four percent. This information is intended to provide information to readers on estimated 2010 production, funds flows and debt levels and may not be appropriate for other purposes.

	Average AECO Monthly Index Gas Price April to December 2010 ($/GJ)
Funds flow outlook – full year 2010	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	154	154	154
Realized gas price(1) ($/Mcfe)	6.43	6.69	6.95
Funds flow(2) ($ millions)	180	186	188
Per Trust Unit ($/Unit/month)	0.107	0.110	0.111
Payout ratio(2) (%)	47	45	45
Ending net debt(2) ($ millions)	499	493	491
Ending net debt to funds flow ratio(3) (times)	2.8	2.7	2.6

(1)

PET’s weighted average forward price on an average of 98,000 Mcf/d for the period from April 1 to December 31, 2010 is $5.40 per Mcf. The current forward average AECO price for April to December 2010 is $4.08 per Mcf.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Calculated as ending net debt (including convertible debentures) divided by estimated annual funds flow. The Trust’s convertible debt is classified as long term with $75 million maturing in 2012 and the remainder maturing in 2015, assuming the 6.25% Debentures maturing on June 30, 2010 are repaid using proceeds from the current offering of convertible debentures.

Conference Call and Webcast

In light of the recent filing of the Debenture short form prospectus offering, the Trust will not be hosting a First Quarter conference call and webcast.

Additional Information

PET’s Annual General and Special Meeting of Unitholders will be held on June 17, 2010 at the Calgary Petroleum Club, 319 - 5 Avenue, S.W., Calgary, Alberta beginning at 9:00 a.m. MT.

Forward Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and including the information contained under the headings “Subsequent Events” and “Outlook and Sensitivities” above may constitute forward-looking statements under applicable securities laws.  The forward looking information includes, without limitation, statements regarding expected access to capital markets; forecast production, operations, funds flows, and timing thereof; forecast and realized commodity prices; forecast and funding of capital expenditures; use of funds flow; use of proceeds from the short form prospectus offering; estimated costs of the potential gas storage project; planned drilling and development and the results thereof; estimated payout ratios, estimated ending net debt; marketing and transportation; reserve estimates; and estimated funds flow sensitivity.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience current conditions and expected future developments pertaining to PET and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in the Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of PET’s management at the time the information is released and PET disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”).  Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of the Trust’s MD&A.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB.A”, “PMT.DB.C” and “PMT.DB.D”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Sue Riddell Rose President and Chief Executive Officer Cam Sebastian Vice President, Finance and Chief Financial Officer Sue Showers Investor Relations and Communications Advisor

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended March 31
($Cdn thousands except volume and per Trust Unit amounts)	2010	2009	% Change
Financial
Revenue (1)	131,340	97,103	35
Funds flow (2)	84,419	41,154	105
Per Trust Unit (3)	0.66	0.36	83
Cash flow provided by operating activities	81,626	49,075	66
Per Trust Unit (3)	0.64	0.43	49
Net earnings (loss)	37,250	78,460	(53)
Per Trust Unit (3)	0.29	0.69	(58)
Distributions	19,167	21,464	(11)
Per Trust Unit (4)	0.15	0.19	(21)
Payout ratio (%) (2)	22.7	52.2	(57)
Total assets	1,160,225	1,174,093	(1)
Net bank and other debt outstanding (2)	259,552	312,913	(17)
Convertible debentures, at principal amount	230,168	236,034	(2)
Total net debt (2)	489,720	548,947	(11)
Unitholders’ equity	341,876	315,787	8
Capital expenditures
Exploration and development	38,322	39,649	(3)
Acquisitions, net of dispositions	21,947	6,626	231
Other	100	105	(5)
Net capital expenditures	60,369	46,380	30
Trust Units outstanding (thousands)
End of period	128,591	112,968	14
Weighted average	127,394	112,968	13
Incentive Rights outstanding	7,241	9,849	(26)
Trust Units outstanding at May 7, 2010	141,600
Operating
Production
Total natural gas (Bcfe) (7)	13.4	15.0	(11)
Daily average natural gas (MMcfe/d) (7)	149.2	167.1	(11)
Gas over bitumen deemed production (MMcf/d) (5)	26.3	18.9	39
Average daily (actual and deemed - MMcfe/d) (5)	175.5	186.0	(6)
Per Trust Unit (cubic feet equivalent/d/Unit) (2)	1.38	1.65	(16)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (6)	5.45	5.44	-
Including financial hedging and physical forward sales (6)	9.78	6.46	51
Land (thousands of net acres)
Undeveloped land holdings	2,093	2,009	4
Drilling (wells drilled gross/net)
Gas	30/27	38/31.4	(21)/(14)
Dry	1/1	-/-	100
Total	31/28	38/31.4	(18)/(11)
Success rate (%)	97/96	100/100	(3)/(4)

(1)

Revenue includes realized gains (losses) on financial instruments and call option premiums received.

(2)

These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(3)

Based on weighted average Trust Units outstanding for the period.

(4)

Based on Trust Units outstanding at each distribution date.

(5)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(6)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

(7)

Production amounts are based on the Trust’s interest before royalties.